EXHIBIT 6.53

                                                              March 11, 1999

Mr. Joel B. Nagelmann
President and CEO
1-800-AutoTow, Inc.
1301 N. Congress Ave.
Suite 330
Boynton Beach, FL  33426

Dear Joel:

         This letter confirms our understanding and agreement ("Agreement") of the basis upon which GMA Partners, Inc. ("GMA") is being engaged to represent and provide financial advisory services to 1-800-AutoTow, Inc. ("AutoTow" or the "Company"). GMA is being engaged as the Company's exclusive financial advisor to assist in arranging acquisition financing ("Financing") for the Company. This financing effort shall include the possible sale of any of the Company's securities or any other related transaction involving the issuance of any debt or equity securities. For purposes of this Agreement, any of the foregoing shall constitute a "Transaction."

         This Agreement shall become effective upon the execution hereof by the Company. The term of this Agreement shall be six (6) months, and thereafter until terminated or, if a transaction is pending at termination, thereafter until its conclusion or abandonment (the "Term"). This Agreement may be terminated by either the Company or GMA after the six (6) months for any reason by providing the other party 10 days prior written notice of its election to terminate. The Company shall be liable for fees and expense reimbursements as provided for in this Agreement and the Company's indemnification obligations set forth herein shall survive such termination.

         If the Company closes a Transaction during (i) the Term of this Agreement or (ii) during the twelve (12) month period following the termination of this Agreement with any debt or equity investor with which any "Contact" as hereinafter defined has occurred during the Term of this Agreement with the Company or GMA, including any Contacts which were introduced by SunTrust Equitable Securities; then GMA shall be due and paid the Success Fee as hereinafter defined upon the closing of such Transaction. For purposes of this Agreement, "Contacts" are defined as meetings (in person or telephonic), telecopier communication, written communication, or transmission of communication or information by computer medium, with or to prospective debt or equity investors.

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I.       Performance of Services.

In performing its services GMA will:

         (i) Assist the Company in raising new debt and/or equity capital to complete the Company's currently anticipated acquisitions;

         (ii) Discuss with the Company various alternative strategies, which may be implemented in order to raise capital from new investors or lenders in a manner that will create the greatest value for the Company's shareholders. Working with the Company's management, GMA will assist in evaluating these strategies and provide advice as to the manner in which to structure and implement a Transaction designed to achieve the Company's stated objectives;

         (iii) Assist management in preparing confidential descriptive memoranda of the Company and its operations and finances, including financial information for the Company's current acquisition candidates, for use in discussions with potential investors or lenders;

         (iv) Prepare a list of potential lenders, investors or financing partners for the purpose of identifying, contacting and conducting discussions with target lenders/investors in order to determine the level of interest in the proposed Transaction. GMA will then qualify and screen potential lenders/investors as well as arrange and attend exploratory meetings; and

         (v) Render advice to the Company as to the values and financial implications of various negotiating strategies and other considerations, which could impact the likelihood and/or value of a Transaction. GMA will advise the Company regarding specific offers by potential investors/lenders and, to the extent deemed appropriate, assist and/or direct negotiations intended to lead to a closing of any proposed Transaction.

         The Company agrees to provide to GMA, among other things, all financial data, corporate records, and information requested or reasonably required by GMA to provide its services outlined in this Agreement. GMA shall have the right to rely upon the accuracy and completeness of all information provided regarding the Company, without the need for GMA to independently verify such accuracy or completeness. All information included in any descriptive memorandum shall be provided by and be the responsibility of the Company.

         In the event that the Company requires additional investment banking assistance, GMA and the Company will agree upon mutually acceptable compensation to be paid to GMA, taking into account, among other things, the results obtained, GMA's role in the additional investment banking assistance, and the custom and practice among investment bankers acting in similar transactions.

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II.      Compensation of Services

         In consideration of services performed, the Company agrees to pay or compensate GMA as follows:

         a. A Retainer Fee ("Retainer Fee") equal to 50,000 shares of restricted common stock of AutoTow will be issued to GMA upon execution of this Agreement.

         b. Upon invoice, reimbursement is due for all reasonable expenses incurred in connection with the performance of GMA's services pursuant to this Agreement. Such expenses shall primarily consist of, but are not limited to, travel, delivery and data services as well as other related communications expenses. Once expenses reach an aggregate total of $7,500, GMA will seek the Company's approval before incurring any additional expenses.

Upon completion of a Transaction, GMA shall receive:

         c. A Success Fee ("Success Fee"), payable in cash at closing, equal to 4% of the total amount of Financing either funded or committed to the Company, excluding any funded amount provided by the shareholders of the Company or Banyan Capital through a private placement of preferred stock, or other equity type securities, currently expected to be between $750,000 and $2 million, or an affiliated entity of GMA.

         d. In addition, the Company shall issue to GMA common stock purchase warrants ("GMA Warrants") exercisable for six (6) years from the closing date of any Transaction, to purchase 2.0% of the fully diluted common stock, post Transaction, of the Company for a purchase price of $0.01 per share. The Warrants will have unlimited piggyback registration rights as well as standard anti-dilution provisions.

III.     Indemnification

                  In the event that GMA becomes involved in any capacity in any action, proceeding or investigation in connection with the performance by GMA of the services contemplated by this letter, which involvement is not a result of GMA's gross negligence or willful malfeasance in the performance of such services, the Company will, upon the request of GMA from time to time, reimburse GMA for its reasonable legal and other expenses (including the reasonable cost of any investigation and preparation) incurred in connection therewith. The Company will also indemnify GMA against any losses, claims, damages or liabilities to which it may become subject in connection with the performance by GMA of the services contemplated by this letter, except to the extent that any such loss, claim, damage, liability or expense results from GMA's gross negligence or willful malfeasance in performing the services which are the subject of this letter. If for any reason the foregoing indemnification is unavailable to GMA or insufficient to hold GMA harmless, then the Company shall contribute to the amount paid or payable by GMA as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and GMA on the other hand, but also the relative fault of the Company and GMA, as well as any

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relative equitable considerations, except that the Company shall not in any event be responsible for any such loss, claim, damage or liability resulting from GMA's gross negligence or willful malfeasance in performing the services which are the subject of this Agreement; provided, however, that in no event shall the amount contributed by GMA pursuant to this paragraph exceed the amount of fees actually received by GMA under this Agreement. The Company's reimbursement, indemnity and contribution obligations under this paragraph shall be in addition to any liability which it may otherwise have, shall extend upon the same terms and conditions to GMA's employees and controlling persons (if any), and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of GMA and any such person. The Company agrees that neither GMA nor any of its directors, agents, or affiliates shall have any liability to the Company for any losses, damages, liabilities or expenses arising out of the performance of services by GMA under this Agreement, unless it is finally determined judicially that such losses, damages, liabilities or expenses resulted directly from the gross negligence or willful malfeasance of GMA.

IV.      Exclusivity

         In order to coordinate the efforts of GMA and the Company, and to maximize the possibility of completing satisfactory Transactions during the Term of this Agreement, GMA shall have the authority to initiate discussions with potential investors/lenders. The Company and any of its shareholders or officers shall conduct any discussions with regard to a proposed Transaction in conjunction with GMA. In the event the Company, its directors, officers, employees or shareholders receive any inquiries concerning the availability of the Company's securities or assets for purchase, then the Company shall promptly notify GMA of such inquiry or communication.

V.       Disclosure

         Except as required by law, any financial or other advice, descriptive memoranda or other documentation rendered by GMA or prepared by or on behalf of GMA pursuant to this Agreement may not be disclosed publicly in any manner without the prior consent of GMA. All non-public information provided by the Company to GMA will be considered confidential information and shall be maintained as such by GMA until the same becomes generally known to third parties or the public without release thereof by GMA.

VI.      Public Notice

         Following the completion of a Transaction, the Company and GMA both agree that either the Company or GMA has the right to place advertisements in financial and other newspapers and journals as the Company or GMA deems appropriate, describing the Transaction and the services provided to AutoTow, provided that the Company on one hand and GMA on the other shall submit copies of such advertisements to the other party so that the form, content and timing of such advertisements may be approved. Such approval shall not be unreasonably withheld or delayed.

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VII.     Entire Agreement and Governing Law

         This Agreement sets forth the entire understanding of the parties relating to the subject matter hereof and supersedes and cancels any prior communications, understandings and agreements. This Agreement cannot be modified or changed, nor can any of its provisions be waived, except by written agreement executed by both parties hereto.

         This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia. The parties hereto agree to submit to arbitration any action or dispute arising under this Agreement or any action to enforce the terms hereof. Such arbitration shall be determined pursuant the Commercial Arbitration Rules of the American Arbitration Association.

         If any term, provision, covenant or restriction contained in this Agreement, including Article III, is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

VIII.    Acceptance

         Please confirm your acceptance of the foregoing terms of the Agreement by signing on behalf of the Company, then returning an executed original of the Agreement to GMA Partners, Inc. whereupon it shall become a binding agreement between the Company and GMA.

The terms of this Agreement will expire on March 16, 1999, unless accepted by you prior to such date.

                                                      Very truly yours,

                                                      GMA PARTNERS, INC.


                                                      /s/ Jaw W. Clark
                                                      ----------------
                                                      Jay W. Clark
                                                      Managing Director

Accepted and agreed to as of March 11, 1999:

1-800-AUTOTOW, INC.

/s/ Joel B. Nagelmann
---------------------
Joel B. Nagelmann
President

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